United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer
                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


                          For the month of November 2002


                               ICICI Bank Limited
                 (Translation of registrant's name into English)


                               ICICI Bank Towers,
                              Bandra-Kurla Complex
                              Mumbai, India 400 051
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F  X                            Form 40-F
                         ---                                     ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

                     Yes                                      No  X
                         ---                                     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

                                 Not applicable.


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                                INDEX TO EXHIBITS

Item
----
1. Letter dated November 18, 2002 addressed to the Vadodara Stock Exchange Limited (the Regional Stock Exchange for the Bank)



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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 18, 2002

                                               ICICI Bank Limited

                                        By     /s/ Nilesh Trivedi
                                        Name:  Nilesh Trivedi
                                        Title: Assistant Company Secretary

                                                                          Item 1


ICICI Bank

Nilesh Trivedi
Assistant Company Secretary
November 18, 2002



Mr. Ranjit Samantrai
Executive Director
Vadodara Stock Exchange Limited
Fortune Towers
Sayajigunj
VADODARA 390 005

Dear Sir,

Nomination of Ms. Vinita Raj as Government Director

We have to inform you that pursuant to the rights ontrusted under the provisions of Articles of Association of the Bank, the Government of India vide its letter dated October 31, 2002 has nominated Ms. Vinita Raj, Secretary (Banking & Insurance) as the Government nominee on the Board of the Bank in place of Mr. D.C. Gupta with effect from October 31, 2002.

This is for your information.

Yours faithfully,


/s/ Nilesh Trivedi
------------------
Nilesh Trivedi